

Information and Instructions
for Investor Subscription Agreement to
Tennessee Whiskey the Musical Development LLC

Thank you for choosing to invest in Tennessee Whiskey the Musical Development LLC. The following document is the Subscription Form for investors known as "Schedule A," which has been excerpted from the full Operating Agreement for your convenience.

For all terms governing Tennessee Whiskey the Musical Development LLC, please read the Operating Agreement in its entirety.

For an explanation of future commercial production terms from the Producer, please see the final page of this document called Investor Terms.

Instructions

- On the page entitled *Schedule A*, please indicate the amount of your investment in Section B.

- On the following signature page, please fill out the requested information and sign accordingly.

- On the same page at the bottom, please indicate if you are or are not an Accredited Investor*.

* What is an "Accredited Investor?"

The term Accredited Investor is related to SEC rules requiring certain levels of individual income and assets. To be an Accredited Investor, you must meet the requirements set forth by the SEC as defined in Rule 501 of Regulation D. For a full explanation, visit the SEC Website here>>

Schedule A

DMoss Productions, LLC (the "**Manager**") and the undersigned investing member (the "**Investing Member**") hereby agree as follows:

A.   Reference is here in made to the Investing Membership Agreement of *Tennessee Whiskey the Musical Development Limited Liability Company* (the "**Signature Page**"), to which this instrument is attached thereto as <u>Schedule A</u> with respect to contributions of Investing Member, and whose provisions are deemed incorporated by reference as if such provisions were fully set forth herein. Capitalized terms used in this instrument are used in accordance with their definitions in the Agreement unless otherwise defined herein.

B.   Upon the full execution of this instrument by Investing Member and the Managers, and upon delivery by Investing Member of his/her/its $ <u>$[AMOUNT]</u> contribution to the Company, Investing Member shall become an Investing Member in the Company and be bound by the Agreement.

C.   Investing Member hereby authorizes the use of his/her/its cash contribution prior to the full capitalization of the Company for the purposes of the Company and waives the right of refund.

D.   This <u>Schedule A</u> may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall together constitute one instrument. Facsimile and/or PDF copies of signatures shall be valid and binding.

By signing on the subsequent page, Investing Member hereby acknowledges that he/she/it has received and read a copy of the Agreement and that he/she/it agrees to the terms of the Agreement and this <u>Schedule A</u>.

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]_____.

COMPANY:

Tennessee Whiskey The Musical Development LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

INVESTOR:

By: _____

Investor Signature

By:_____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[　] Accredited

[X] Not Accredited

SIGNATURE PAGE



Investment Terms Information for WeFunder Investors in Tennessee Whiskey the Musical

Thank you for considering this opportunity to invest in Tennessee Whiskey the Musical. All investors who take advantage of this opportunity through the WeFunder Platform will be considered "Front Money" investors, which means you are investing in an early and pivotal point of our development. As such, there are some special terms just for WeFunder investors.

Initial Terms for Tennessee Whiskey the Musical Development LLC

You will be investing in the Limited Liability Company (LLC) that is covering the development costs of the Musical. In addition to monies already invested, your investment will allow us to staff up, cover remaining musical development costs, finalize musical arrangements, put a deposit down on the theater, and more. As per the Operating Agreement for this LLC, there is no intent that this LLC will receive any profits from any developmental activities. Therefore, we anticipate that the overall terms will be in effect once the full production LLC is formed, which will include all investors in the Development LLC.

Terms During the Commercial Production

All investors in the Development LLC will be absorbed into the LLC governing the Commercial Production. Your Terms will be subject to the following phases of revenue.

The Recoupment Period *(period where the show recoups investor's money)*

100% of Weekly Net Box Office Revenue (WNBOR) will be paid back to investors **plus a return of 10%.**

> **A Simplified Example:** Say your investment is $1,000, and total show capitalization is $10,000. Your percentage of investment against total capitalization is 10%. During Recoupment, you will be paid back at 10% of entire sum of WNBOR until you receive your initial investment + 10%, or $1,000 + 10% = $1,100.

The Profit Period *(period after the show has recouped all investment money)*

WNBOR will be split 50/50 - 50% goes to the Producing Entity, and 50% goes to the Investor Pool.

> **A Simplified Example:** Say your original investment meant you received 10% of the WNBOR as in the above example. During the Profit Period, WNBOR is now being split 50/50, meaning you are now receiving 5% of the total WNBOR. In easy-to-understand numbers, if WNBOR is $100,000 one week, then $50,000 would go to the Producing Entity, and $50,000 would go to the Investor Pool. Out of the Investor Pool profit share, you would receive $5,000 for that week.

A Special Additional Producer Deal for WeFunder Investors

Because you are investing in our Development LLC, you are particularly valuable to our initial success. Therefore, we are offering a Special Producer Deal known as a "1-for-2." This means that during the Profit Period above, the Producer will pay WeFunder Investors an extra amount from the Producer's 50% split, making each WeFunder investor's share of WNBOR 75% of their initial percentage against total capitalization (as opposed to 50%.) Special Producer Deals are only offered to certain investors.

> **A Simplified Example:** In the above example you would receive $5,000 for the week. However, if the profits weren't being split with the Producer, you would've receive a full 10% or $10,000 of the WNBOR, as that was the percentage of your original investment against capitalization. With your 1-for-2 deal, the Producer will pay you a bit more out of their 50% split so that you will now actually receive 7.5%. In other words, the Producer will pay you $2,500 additional from their pocket, making your total that week $7,500 instead of $5,000.